
SEAFOOD
From The Sea To The Table


MAR 0 8 2005
185
SECTION

Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 43 Holt street, Eagle Farm, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

---

01/03/05

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

82-34648

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 01/03/05 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dlw 3/17


SAM'S
SEAFOOD
From The Sea To The Table



SAM'S SEAFOOD HOLDINGS LIMITED
43 Holt Street, Eagle Farm, Qld 4009, Australia
PO Box 393, Brisbane 4007, Australia
Phone: 07 3131 4100, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

28 February 2005

Company Announcement Office
The Australian Stock Exchange Limited

BUSINESS UPDATE FOR SAM'S SEAFOOD HOLDINGS LIMITED (ASX code: SSS)

In an environment of change and market diversification the Board of Sam's Seafood provided comprehensive details of our half-yearly result and the outlook for the second half of the year to the Australian Stock Exchange (ASX) earlier today.

Through this form of direct communication we hope to offer an insight into the progress of our implementation of this strategy together with a concise overview of current operations.

Strategy Insight

During the first half of the year Sam's Seafood set about putting into practice our corporate program as outlined at the Annual General Meeting in November 2004. By utilising the talents, experience and strengths of a new management team focused on attaining diversification and integration, we are primed to achieve our defined objectives.

Some of these key initiatives have already been completed with the remainder in progress as set out in the Review of Operations included in our comprehensive report to the ASX.

The fundamental dynamics of our business have been purposely and positively changed to focus on future market channels and growth strategies. We mitigated our risk in the overseas export market which has been intrinsically influenced by our appreciating currency, by employing specific research and development to enable us to capitalise on the primary operational sectors of our business.

While this operational expenditure initially contributed significantly to our expenses over the period, early indications are that the results of this investment will reap far greater rewards during the FY05/06.

Sam's Seafood has continued to firm both its retail and wholesale markets to draw upon present opportunities and the growing popularity of seafood in the broader domestic market. With the dollar remaining steady in the high

70c range, the Company will continue to capitalise on the retail market supported by a surplus of discretionary income in the consumer sector.

Available resources have been rationalised and appropriately channelled to lead the way for improved profitability in the second half of the financial year 2005. With the recently announced acquisition of De Costi Seafoods, the Company is set to realise a range of supplier synergies, distribution efficiencies and significant attributed cost savings.

Work in Progress

The Company is currently in negotiations to secure the services of a high-profile celebrity chef who will promote and appropriately profile the Sam's Seafood and De Costi Seafoods brands nationally. The advent of this strategy will commence with Sam's Seafood's Fresh Gourmet Market iconic instalment within Multiplex Developments' mixed-use landmark, Portside Wharf in the prestige Brisbane suburb of Hamilton which is anticipated to open for trade late in 2005. This charismatic and captivating individual will embody the image of both Sam's Seafood and De Costi Seafoods as the brands continue to propagate the national consumer market.

In seeking to provide an expanded selection of quality seafood to the franchise sector, our Company recently began trials of new fresh meal additions within its stores. New fresh menu selections include grilled fish (Barramundi and Salmon) and salad, fresh prawns and oysters which have been very favourably received by consumers.

The inclusion of these menu items has been based on extensive market research in consumer fast food buying behaviour and the growing per capita out-of-home consumption of seafood nationally. Integral to the retail strategy, Sam's Seafood has undertaken a range of consumer-focused initiatives including a titivation of seafood cuisine options offered within our two flagship restaurant presences at Sam's on Suttons (Redcliffe) and Sam's Pier (Southport).

Sam's Seafood during the six months to 31 December 2004 established a dedicated environmental program embracing a 100% recycling charter in its processing and distribution central locality at Eagle Farm in Brisbane.

To support this initiative, Sam's Seafood has undergone significant forward planning and has proactively invested heavily in environmentally sustainable infrastructure which will continue to reduce the company's reliance on external contracted waste removal and deliver substantial recurring cost savings to the business in the medium to long term.

The Company's proactive approach to the environment and its commitment to recycling also serves to contribute to sustainable fishing practices within Australia and provides a sustenance source for aquaculture produce.

New Team Members

Sam's Seafood has brought together a formidable management team and have invested in a wealth of experience, capability and strength to drive our business forward.

We recently appointed Mark Scherini as the Chief Operating Officer for our Company. Mark is extremely well known in the national food industry, boasting over twenty years experience including most recently, a ten year term as the General Manager of the highly successful NZ owned entity, Sealord Australia.

Mark's induction to the business is already proving fruitful, complementing our existing diversified market and branding strategy across our retail, wholesale, franchise, processing and distribution activities.

In addition, earlier this year we announced the arrival of internationally renowned seafood industry consultant, Sir Tipene O'Regan to the management team of Sam's Seafood.

Sir Tipene brings to our operation a wealth of industry rich management insight and experience. The acclaimed New Zealand enterprise expert boasts exceptional seafood sector experience and will be initially be utilised to onsolidate and reinforce our national domestic strategy while determinedly positioning Sam's Seafood towards our holistic branding objective.

The recruitment of these two exceptional individuals further bolsters the existing maturity and expertise of a refined management structure within our Company.

Forward Outlook

The Board and management of Sam's Seafood have enthusiastically and positively embraced change during the past six months and are continuing to ratify a maturing business model.

As a Company we are committed wholeheartedly to our diversification and vertical integration strategies which will ensure we achieve our documented milestone objectives to become the premier national seafood distributor and undisputed market leader.

We have devised and are meticulously following a concise and measured strategy which we implore you to consider and embrace as an important element of support to our Company.

In closing, we take this opportunity on behalf of our fellow Board members to thank our customers, staff, business partners and shareholders for their support, hard work and dedication to the Sam's Seafood philosophy.

Grahame Denovan
Chairman
Sam's Seafood Holdings Limited

Nicholas Noutsatos
Chief Executive Officer
Sam's Seafood Holdings Limited

28 February 2005

Released by:

Anna Whybird **Three Plus Pty Ltd** **07 3257 7824 / 0400 611 155**

Appendix 4D

Half Yearly Report

Name of entity

Sam's Seafood Holdings Limited

ABN or equivalent company reference	Half year/financial year ended ('current period')
45 098 448 269	31 December 2004

Results for announcement to the market

				$A'000
Revenues from ordinary activities	down	2.9%	to	28,550
Profit from ordinary activities after tax attributable to members	down	99.8%	to	47

Dividends	Amount per share	Franked amount per share
2004 Interim dividend - ordinary share	3.5 cents	3.5 cents
2005 Interim dividend – ordinary share	Nil	Nil

Record date for determining entitlements to the interim dividend	N/A
Date the interim dividend is payable	N/A

Details of Dividend or Distribution Reinvestment Plan in Operation:

The Dividend Reinvestment Plan is still in operation and will be available to the ordinary shareholders when the next dividend is declared.

Net Tangible Assets Per Security

	Period Ended 31 December 2004	Period Ended 31 December 2003
Net tangible asset backing per ordinary share	45.01 cents	59.10 cents

Details of Entities which control has been gained or lost during the period:

No entity has been acquired or disposed during the period.

Commentary on these results and additional ASX lodgement requirements are contained in the attached Half Year Financial Report and Earning Release.

SAM'S SEAFOOD HOLDINGS LIMITED

A.B.N. 45 098 448 269

FINANCIAL REPORT

FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

DIRECTORS' REPORT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

The Directors present their report together with the financial statements of Sam's Seafood Holdings Limited ("The Company") and its controlled entities, referred to collectively as the Group, for the half year ended 31 December 2004 and the auditors' independent review report thereon.

DIRECTORS

The following Directors were in office, unless otherwise stated, during the period from 1 July 2004 to the date of this report:

Grahame Denovan – Non-Executive Director and Chairman

Nicholas Noutsatos – Managing Director

Richard Abel – Non Executive Director

Bill Matthews – Executive Director

Adrian Vos – Non-Executive Director

CORPORATE INFORMATION

Sam's Seafood Holdings is a publicly listed company limited by shares (ASX code: SSS) that is incorporated and domiciled in Australia. The Company has prepared a consolidated financial report incorporating the entities that it controlled during the reporting period (Sam's Seafood Hamilton Limited, Sam's Seafood Redcliffe Limited, Sam's Seafood Properties Limited, Sam's Seafood Lifestyles Pty Ltd, Sam's Seafood Capricorn Coast Pty Ltd, Sam's Australia Limited (UK), Sam's Seafood Investments Pty Ltd and Sam's Seafood USA Inc.)

GROUP RESULT

The consolidated revenue from operating activities for the period ended 31 December 2004 was $28.55 million (2003 $29.40 million). The net consolidated profit from ordinary activities after tax for the period was $ 0.046 million (2003 $1.16 million).

REVIEW OF BUSINESS OPERATIONS

Retail Division

The Company's traditional fresh retail outlets located in Hamilton Brisbane, Sunshine Coast and Gladstone continued to record strong growth throughout the first half of FY2005. The Board attributes ongoing appreciating revenues to the strength of our consumer branding presence and recognises the optimal positioning of the seafood industry as Australia's fourth largest primary producing sector with a national annual growth rate in excess of 13% per capita.

REVIEW OF BUSINESS OPERATIONS (CONTINUED)

Retail Division (continued)

Contributing factors such as national health initiatives and a broader general community focus on the consumption of seafood continue to increase our target audiences within the retail market sector. Sam's Seafood remains focused on product and packaging innovations which offer greater convenience, quality and value for our consumers and enable us to further extend our retail market share.

With the engagement of PricewaterhouseCoopers to produce a strategic business model , the retail division in Queensland will be significantly strengthened by the successful merger of NSW based seafood entity, De Costi Seafoods. The integration of De Costi Seafoods into the Sam's Seafood Group following a standard period of due diligence is expected to be completed by the end of May 2005.

The gradual national expansion of the Company through the absorption of De Costi Seafoods into the Group's operations will enable both our Queensland and NSW retail operations to optimise their supply chain efficiencies through direct access to Sydney Fish Market, along with existing supply points throughout Queensland and Australasia. This will deliver an unprecedented one-stop integrated seafood offering along the Eastern Seaboard of Australia.

Wholesale Division

The Company's wholesale division was subjected to a strategic rationalisation during the first half of the financial year. The proactive consolidation of our tray pack lines was a deliberate initiative to enable us to focus and capitalise on the sales to our primary wholesale market in fresh and frozen seafood.

The trial expansion into ancillary lines proved a temporary distraction from our core wholesaling activities which resulted in a reduction in the revenue received over the period. With the consolidation plan already initiated the cost of goods sold during the second half of the trading year is anticipated to substantially decrease with savings opportunities already identified.

In a positive move, the Company significantly increased its market share in Queensland for the supply of fresh seafood products to major supermarket chains and fine dining restaurants. This proactive program has partially offset the loss of revenue originating from other sectors of the wholesale operation.

The major supermarket sector should continue to grow due to the development of dedicated counters and sections in-store which seek to promote the sale of fresh fish and seafood.

As detailed consistently in previous directors' reports, the objective of the Board has always been to advance the evolution of Sam's Seafood from a traditionally South-East Queensland-based company to a formidable vertically integrated national seafood distributor and retailer.

REVIEW OF BUSINESS OPERATIONS (CONTINUED)

Wholesale Division (continued)

This strategy is becoming achievable following the recent announcement to acquire Sydney based seafood icon, De Costi Seafoods.

Emerging as a true national retailer, Sam's Seafood through this transaction will realise a significant rationalisation in operational expenses inspired by significant procurement cost savings. This transaction will continue to deliver substantial financial benefits arising from the synergies inherent within the two iconic seafood businesses based in Queensland and NSW respectively.

Following the acquisition and operational integration of De Costi Seafoods, it is the intention of the Board and management to actively explore additional complementary business opportunities throughout the remaining states of Australia with an objective to fulfil our national distribution strategy within the next twelve to eighteen months.

Export Division

At the AGM held in November 2004, the Board acknowledged the impact of the dramatic downturn within our export division due entirely to the appreciating value of the Australia Dollar. In recognising the resilience of the Australian economy we do not realistically anticipate a return to a buoyant export market in the foreseeable future.

Our principal export revenue during the first half of the 2005 trading year was derived predominantly from scallop export to the Asian market. Due to the reduced volume of scallop sales to Asia compared with previous export revenues attributed to the European market, the Board and management of Sam's Seafood were unified in embarking on an aggressive alternative domestic strategy.

Restaurant Division

During the first half of the trading year, we terminated the management rights arrangements with the previous managers for our flagship restaurants at Sam's on Suttons, Redcliffe and Sam's Pier at Southport on the Gold Coast. We are now in a strong position to fully utilise the prominent positions both restaurants offer to promote our brand name and company ideology to domestic and international visitors alike.

The menu selection offered at both restaurants has been realigned and re-designed to be primarily seafood-focused. Our restaurant division is anticipated during the second half of the trading year to benefit from the acquisition of De Costi Seafoods and the Company's supply chain rationalisation. These initiatives are expected to advance the supply of high quality produce at a cost-controlled premium.

REVIEW OF BUSINESS OPERATIONS (CONTINUED)

Fast Food Division

Sam's Seafood's foray into the retail fast food market commenced in December 2003 and at the end of 2004 calendar year, there were 17 Sam's Seafood fast food presences established in Queensland and NSW.

Due to the rapid expansion of our fast food chain, significant concept development and commercialisation costs were incurred in the first half of current financial year.

In recognising the potential of this sector nationally, we have continued to refine our business type, expanded the product range available in-store and undertaken significant research and development in order to assure the longevity and future of our franchise model.

Based on our analysis and ongoing assessment of the retail sector, we are committed to the ongoing development of our fast food model. We believe we are appropriately attuned to the demands and expectations of consumers in the market place and are poised to introduce an enhanced range of meal solutions purposely designed to maximise our exposure within this targeted sector.

As referenced in previous reports, Sam's Seafood's publicised objective was to establish a total of 30 stores prior to the end of June 2005. With the proposed acquisition of the De Costi Seafoods' business operations, with in excess of 20 franchise stores in various districts of NSW, Sam's Seafood will have exceeded this ambitious target by the end of current financial year and substantially diversified the geographic reach of the fast seafood concept.

By June 2005, the total number of retail outlets (including fresh and cooked foods) consolidated under Sam's Seafood and De Costi's brands will be in excess of 40. This eventuality will be the actualisation of Sam's Seafood's long-term strategy to dominate the domestic seafood market through diversification and vertical integration.

The consolidated dual-branding philosophy of the combined entity will ensure a targeted approach to the fast food market and will offer an ideal portal to channel seafood-focussed products to the consumer sector.

The successful acquisition of De Costi Seafoods will deliver a range of cost-related benefits to the fast food outlets intrinsic to both brands. Supply chain optimisation across the combined entity in NSW and Queensland is anticipated to streamline operational efficiencies and inspire increased revenues. It is planned that this successful model will form the basis for moves to other States in the foreseeable future.

Property Division

Sam's Seafood Properties Limited, a wholly owned subsidiary of the Company, entered into a Sale and Lease back arrangement for it's Gladstone properties, with a respected property syndicate during the first half, which delivered over $1m pre-tax profit.

REVIEW OF BUSINESS OPERATIONS (CONTINUED)

Property Division (continued)

We will continue to diligently review our current and future property portfolio with a strategic objective to steadily improving our debt to equity ratio, strengthening our balance sheet, and generate working capital to fund our future growth.

Interim Dividend

In view of our working capital requirements with respect to the proposed acquisition of De Costi Seafoods and the national expansion plans of our seafood distribution network during the second half of the trading year, the Board believes that we should conserve our immediate resources. As a result, no interim dividend has been declared.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

On 11 February 2005, Sam's Seafood Holdings Limited entered into a Heads of Agreement to acquire a Sydney based seafood company – De Costi Seafoods (Holdings) Pty Ltd, for a consideration of 3 million Sam's Seafood ordinary shares and approximately $7 million in cash.

This deal is subject to a standard due diligence and capital raising process. We are currently reviewing a number of available options in terms of a structured capital raising strategy. We commenced negotiations with a number of domestic and overseas interests in order to secure the funds whilst aligning Sam's Seafood with appropriate business partners to support its future endeavours.

It is anticipated that the acquisition process will be completed by the end of May 2005.

AUDITOR'S INDEPENDENCE DECLARATION

Section 307C of the Corporations Act 2001 requires the Company's auditors, Pitcher Partners, to provide the directors with a written Independence Declaration in relation to their review of the financial report for the period ended 31 December 2004. The written Auditor's Independence Declaration is attached to the Directors Report and forms part of this Director's Report.

Grahame Denovan
Chairman

Brisbane, 28 February 2005


PITCHER PARTNERS
ACCOUNTANTS AUDITORS & ADVISORS

Level 21
300 Queen Street
Brisbane
Queensland 4000

Postal Address:
GPO Box 35
Brisbane Qld 4001
Australia

Tel: 07 3228 4000
Fax: 07 3221 6420

www.pitcher.com.au
info@pitcherqld.com.au

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL - OFFICES THROUGHOUT THE WORLD

Auditor's Independence Declaration to the Directors of Sam's Seafood Holdings Limited

In relation to our review of the financial report of Sam's Seafood Holdings Limited for the period ended 31 December 2004, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Pitcher Partners

R C Brown
Partner

Brisbane, 28 February 2005

An Independent Queensland Partnership. ABN 32 862 011 478
Formerly Douglas Heck & Burrell

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Sam's Seafood Holdings Limited, we state that:

In the opinion of the Directors:

(a) the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2004 and of its performance as represented by the results of its operations and its cash flows, for the half-year ended on that date: and

(ii) complying with Accounting Standards, Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) there are reasonable grounds to believe that the Company will be able to pay their debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

Grahame Denovan
Chairman

Brisbane, 28 February 2005

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

		Consolidated	
	Note	December 2004 $'000	December 2003 $'000
Revenue from ordinary activities	2	28,550	29,400
Expenses from ordinary activities	3	29,829	27,625
Profit / (Loss) from ordinary activities before tax		**(1,278)**	**1,775**
Income tax on ordinary activities		(1,325)	614
Net profit attributable to members		**46**	**1,161**
Total changes in equity not resulting from transactions with owners as owners		**46**	**1,161**
Basic EPS		-	3.3 cents
Diluted EPS		-	3.3 cents

The accompanying notes form part of this Consolidated Statement of Financial Performance.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2004

		Consolidated	
		December 2004 $'000	June 2004 $'000
CURRENT ASSETS			
Cash		63	1,552
Receivables		13,469	7,492
Inventory		15,054	14,849
Other		102	184
TOTAL CURRENT ASSETS		**28,688**	**24,077**
NON-CURRENT ASSETS			
Property, plant and equipment		9,679	12,256
Deferred tax assets		1,477	154
Investments		500	500
Intangibles (net)		21,421	18,161
TOTAL NON-CURRENT ASSETS		**33,077**	**31,071**
TOTAL ASSETS		**61,765**	**55,148**
CURRENT LIABILITIES			
Payables		9,953	4,791
Interest bearing liabilities		4,347	2,790
Tax liabilities		1,691	2,091
Provisions		279	193
TOTAL CURRENT LIABILITIES		**16,270**	**9,865**
NON-CURRENT LIABILITIES			
Interest bearing liabilities		12,871	12,150
Deferred tax liabilities		45	50
Provisions		42	46
TOTAL NON-CURRENT LIABILITIES		**12,958**	**12,246**
TOTAL LIABILITIES		**29,228**	**22,111**
NET ASSETS		**32,537**	**33,037**
EQUITY			
Contributed equity		31,231	30,595
Retained profits		1,306	2,442
TOTAL EQUITY		**32,537**	**33,037**

The accompanying notes form part of this Consolidated Statement of Financial Position.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

		Consolidated	
		December 2004 $'000	December 2003 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		23,181	27,618
Payments to suppliers and employees		(20,982)	(27,219)
Interest received		3	8
Interest paid		(638)	(588)
Income tax paid		(403)	-
NET OPERATING CASH FLOWS		**1,161**	**(181)**
CASH FLOW FROM INVESTING ACTIVITIES			
Payment for purchases of property, plant and equipment		(526)	(4,595)
Proceeds from sale of property, plant and equipment		214	1,307
Payment for stamp duty		-	-
Payment for intangibles		(3,784)	(627)
NET INVESTING CASH FLOWS		**(4,096)**	**(3,915)**
CASH FLOW FROM FINANCING ACTIVITIES			
Proceeds from issues of shares		498	-
Proceeds from borrowings		3,052	5,543
Repayment of borrowings		(2,280)	(2,562)
Loans from related entities		78	(2,810)
Dividends paid		(425)	(661)
NET FINANCING CASH FLOWS		**923**	**(490)**
NET INCREASE / (DECREASE) IN CASH HELD		**(2,012)**	**(4,586)**
CASH AT THE BEGINNING OF THE HALF YEAR		**1,552**	**5,321**
CASH AT THE END OF THE HALF-YEAR		**(460)**	**735**

The accompanying notes form part of this Consolidated Statement of Cash Flows.

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half year financial report does not include all notes of the type normally included within the annual financial report.

The half-year financial report should be read in conjunction with the Annual Report of Sam's Seafood Holdings Limited as at 30 June 2004 together with any public announcements made by Sam's Seafood Holdings Limited and its controlled entities during the half-year ended 31 December 2004, in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

a) Basis of accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standards including AASB 1029 " Interim Financial Reporting" and other mandatory professional reporting requirements, (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board.

b) Changes in accounting policies and estimation methods

The accounting policies and estimation methods are consistent with those applied in the 30 June 2004 financial report and corresponding half-year period.

2. REVENUE FROM ORDINARY ACTIVITIES

		Consolidated	
		December 2004 $'000	December 2003 $'000
Revenue			
Revenue from sales or services		22,677	29,066
Proceeds on disposal of non-current assets		5,500	-
Interest revenue		3	135
Other revenue		370	199
		28,550	29,400

3. EXPENSES FROM ORDINARY ACTIVITIES

		Consolidated	
		December 2004 $'000	December 2003 $'000
Expenses			
Cost of goods sold		19,562	19,739
Cost of properties sold		4,023	-
Employees Benefits		4,168	3,625
Depreciation and Amortisation excluding intangibles		538	522
Amortisation of Intangibles		524	474
Borrowing costs		664	588
Others		350	2,677
		29,829	27,625

4. DIVIDENDS

		Consolidated	
		December 2004 $'000	December 2003 $'000
Dividends			
Dividends provided for or paid during the period			
Class of share			
Ordinary		863	1,677
Converting Preference		353	353
		1,216	2,030

Since the end of the half-year the directors have recommended no interim dividends to be payable for the first half of 2005 financial year.

5. CONTIGENT LIABILITIES

The consolidated entity does not have any contingent liabilities.

6. SEGMENT INFORMATION

Primary Reporting – Business Segments

	Seafood Sales and Distribution		Restaurant and Catering		Inter-segment eliminations		Consolidated	
	Dec'04 $000	Dec'03 $000	Dec'04 $000	Dec'03 $000	Dec'04 $000	Dec'03 $000	Dec'04 $000	Dec'03 $000
Total segment revenue	26,767	26,867	2,571	2,533	(788)	-	28,550	29,400
Segment result	(1,775)	1,193	497	582	-	-	(1,278)	1,775
Unallocated revenue less unallocated expenses							-	-
Profit from ordinary activities before income tax expense							(1,278)	1,775

7. EVENT SUBSEQUENT TO BALANCE DATE

Subsequent to balance date the consolidated entity announced on 11 February 2005 that it had entered into a Heads of Agreement to acquire a Sydney based seafood company – De Costi Seafoods (Holdings) Pty Ltd, for a consideration of 3 million Sam's Seafood ordinary shares and approximately $7 million in cash. This deal is subject to a standard due diligence and capital raising process.

It is anticipated that the acquisition process will be completed by the end of May 2005.

8. CONTRIBUTED EQUITY

	December 2004 $000	December 2003 $000
(a) Issued capital		
Balance as at 1 July 2004 (including ordinary and preference shares)	30,526	29,159
Dividend reinvestment	138	1,367
New shares issued	567	-
Balance as at 31 December 2004	31,231	30,526

8. CONTRIBUTED EQUITY (continued)

	Ordinary Number of Shares	Preference Number of Shares
(a) Issued capital		
Balance as at 1 July 2004	24,327,859	2,207,350
Share purchase plan – 324,033 @ $1.75 allotted at 22/10/2004	324,033	-
Dividend reinvestment – 42,918 @ 1.63 allotted at 17/11/2004	42,918	-
Balance as at 31 December 2004	24,694,810	2,207,350

8. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNAL FINANCIAL REPORTING STANDARDS

Australian equivalent to International Financial Reporting Standards (AIFRS) will be adopted in the financial report for the year ended 30 June 2006 and the comparative information presented in that report for the year ending 30 June 2005. In preparation for the transition, opening balances as at 1 July 2004 for the comparative year ending 30 June 2005 will be converted to AIFRS in accordance with new accounting standard AASB 1 "First Time Adoption of Australian International Financial Reporting Pronouncements".

The transition to AIFRS is being managed through the following measures:

Selection of appropriately skilled personnel within the consolidated entity and external advisors to help manage the process:

- Establishment of a formal timetable to manage the process and satisfy the disclosure requirements of AASB 1047 "Disclosing the Impacts of Adopting Australian Equivalents to International Financial Reporting Standards";
- Identification of Australian Equivalents to International Financial Reporting Standards (AIFRS) which apply to the consolidated entity;
- Review of current accounting policies and the compatibility with AIFRS;
- Preliminary assessment of key differences and likely financial impact by 30 June 2004 as noted below;
- Ongoing review of accounting policies to ensure the consolidated entity is able to disclose the financial impact in detail for future reports as required by AASB 1047; and
- Providing access to ongoing training for relevant personnel.

The key differences in accounting policies expected to arise from adoption of AIFRS are listed as follows:

Intangible Assets

AASB 136 "Intangible Assets" no longer permits goodwill to be amortised. At the date of adoption of AIFRS goodwill will be allocated to cash generating units of the entity and will be impairment tested on initial adoption of AIFRS and annually thereafter. No significant financial impact is anticipated as a consequence of impairment testing of goodwill as at 30 June 2004 or 31 December 2004.

8. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Investment Property

AASB 140 "Investment Property" allows investment properties to be accounted for using either the cost method or the fair value method. The consolidated entity currently records its investment property at cost however we intend to adopt the fair value method under AASB 140.

The fair value method requires any movements in the fair value of the investment property to be taken directly to the statement of financial performance rather than the asset revaluation reserve.

Tax Effect

AASB 112 "Income Tax" requires all income tax balance to be calculated using the comprehensive balance sheet liability method. Deferred tax items will be calculated by comparing the difference in carrying amounts to tax bases for all assets and liabilities and multiplying this by the tax rates expected to apply to the period when the asset is realised or the liability settled. Recognition of the resulting amounts are subject to some exceptions, but generally deferred tax balances must be calculated for each item in the statement of financial position. Deferred tax assets will only be recognised where there exists the probability that future taxable profit will be available to recognise the asset.

Property, Plant and Equipment

Property, plant and equipment will be subject to an impairment test when there is an indication that impairment exists by reference to internal and external market factors. Any items of property, plant and equipment which is impaired must be written down to its recoverable amount. The amount of the impairment write down for assets carried at cost will be expensed through the statement of financial performance.



Level 21
300 Queen Street
Brisbane
Queensland 4000

Postal Address:
GPO Box 35
Brisbane Qld 4001
Australia

Tel: 07 3228 4000
Fax: 07 3221 6420

www.pitcher.com.au
info@pitcherqld.com.au

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL - OFFICES THROUGHOUT THE WORLD

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF SAM'S SEAFOOD HOLDINGS LIMITED

Scope

The Financial Report and Directors' responsibilities

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the Directors' declaration for the Sam's Seafood Holdings Limited group ("the consolidated entity") for the half-year ended 31 December 2004. The consolidated entity comprises Sam's Seafood Holdings Limited ("the company") and the entities it controlled at the end of, or during, the half-year.

The Directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review Approach

We have conducted an independent review of the financial report in order for the company to lodge the financial report with the Australian Securities & Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with Accounting Standard AASB 1029: Interim Financial Reporting, other mandatory financial reporting requirements in Australia and the Corporations Act 2001, a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows.

Our review procedures were limited to:

i) inquiries of the company's personnel of certain internal controls, transactions, significant accounting estimates and individual items; and
ii) analytical procedures applied to financial data.

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF SAM'S SEAFOOD HOLDINGS LIMITED (continued)

Review Approach (continued)

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The Australian Auditing Standards do not require, and we have not undertaken, an analysis of the appropriateness of the business decisions made by the Directors or management.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Review Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the Sam's Seafood Holdings Limited group is not in accordance with:

a) the Corporations Act 2001, including:

   i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and
   ii) complying with Accounting Standard AASB 1029 : Interim Financial Reporting and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements.

PITCHER PARTNERS

R C Brown
Partner
Brisbane, 28 February 2005